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Exhibit 12.1

OFFICEMAX INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2004	2003	2002	2001	2000
	(thousands, except ratios)
Interest costs	$155,689	$134,930	$133,762	$129,917	$152,322
Guarantee of interest on ESOP debt	905	3,976	6,405	8,732	10,880
Interest capitalized during the period	28	391	3,937	1,945	1,458
Interest factor related to noncapitalized leases(a)	130,229	15,974	11,128	11,729	13,394

Total fixed charges	$286,851	$155,271	$155,232	$152,323	$178,054

Income (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	$379,442	$49,240	$1,352	$(42,113)	$302,325
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(6,211)	(8,695)	2,435	8,039	(2,061)
Total fixed charges	286,851	155,271	155,232	152,323	178,054
Less: Interest capitalized	(28)	(391)	(3,937)	(1,945)	(1,458)
Guarantee of interest on ESOP debt	(905)	(3,976)	(6,405)	(8,732)	(10,880)

Total earnings before fixed charges	$659,149	$191,449	$148,677	$107,572	$465,980

Ratio of earnings to fixed charges	2.30	1.23	—	—	2.62
Excess of fixed charges over earnings before fixed charges	$—	$—	$6,555	$44,751	$—

(a)
Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.

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  Exhibit 12.1